UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 10, 2014

Commission File Number 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Tender Offer

On April 8, 2014, Navios South American Logistics Inc. (“Navios Logistics”) issued a press release announcing that Navios Logistics and its wholly-owned subsidiary, Navios Logistics Finance (US) Inc. (together with Navios Logistics, the “Co-Issuers”) commenced a cash tender offer (the “Tender Offer”) for any and all of their outstanding 9 1/4% Senior Notes due 2019 (the “2019 Notes”) and a consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default and make other changes to provisions contained in the indenture governing the 2019 Notes (together with the Tender Offer, the “Offer”). The Offer is scheduled to expire at 12:00 midnight, New York City time, on May 5, 2014, unless extended or earlier terminated by the Co-Issuers. The Co-Issuers’ obligation to accept for purchase, and to pay for, 2019 Notes and consents validly tendered and not validly withdrawn pursuant to the Offer is conditioned upon the satisfaction or waiver of certain conditions. A copy of the press release announcing the Offer is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Offering of Notes

On April 8, 2014, Navios Logistics issued a press release announcing that the Co-Issuers intend to offer, through a private placement, senior notes due 2022. On April 8, 2014, Navios Logistics issued a press release announcing the pricing by the Co-Issuers of $375 million of 7.250% senior notes due 2022 (the “Notes”). The sale of the Notes is expected to be consummated on April 22, 2014, subject to customary closing conditions. Navios Logistics intends to use the net proceeds of the offering (i) to complete the Offer, including the payment of related fees and expenses, (ii) to discharge and redeem any 2019 Notes that are not purchased in the Offer and (iii) for general corporate purposes. Copies of the press releases announcing the offer and pricing of the Notes are furnished as Exhibits 99.2 and 99.3, respectively, to this Report and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: April 10, 2014	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated April 8, 2014

99.2	Press Release dated April 8, 2014

99.3	Press Release dated April 8, 2014